Exhibit 99

April 04, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s gross advances aggregated to approximately ₹ 25,080 billion as of March 31, 2024, a growth of around 55.4% over ₹ 16,142 billion as of March 31, 2023 and a growth of around 1.6% (₹ 387 billion) over ₹ 24,693 billion as of December 31, 2023. Grossing up for transfers through inter-bank participation certificates and bills rediscounted, the Bank’s advances grew by around 53.8% over March 31, 2023 and around 1.9% (₹ 472 billion) over December 31, 2023.

As per the Bank’s internal business classification, domestic retail loans grew by around 108.9% over March 31, 2023 and around 3.7% (₹ 437 billion) over December 31, 2023; commercial & rural banking loans grew by around 24.6% over March 31, 2023 and around 4.2% (₹ 323 billion) over December 31, 2023; corporate & other wholesale loans (excluding non-individual loans of the erstwhile HDFC Limited) grew by around 4.1% over March 31, 2023 and were lower by around 2.2% (₹ 98 billion) over December 31, 2023.

2)

The Bank’s deposits aggregated to approximately ₹ 23,800 billion as of March 31, 2024, a growth of around 26.4% over ₹ 18,834 billion as of March 31, 2023 and a growth of around 7.5% (₹ 1,660 billion) over ₹ 22,140 billion as of December 31, 2023.

Retail deposits grew by around 27.8% over March 31, 2023 and around 6.9% (₹ 1,280 billion) over December 31, 2023; wholesale deposits grew by around 19.4% over March 31, 2023 and around 10.9% (₹ 380 billion) over December 31, 2023.

3)

The Bank’s CASA deposits aggregated to approximately ₹ 9,090 billion as of March 31, 2024, a growth of around 8.7% over ₹ 8,360 billion as of March 31, 2023 and around 8.8% (₹ 734 billion) over ₹ 8,356 billion as of December 31, 2023. Retail CASA grew by around 8.8% over March 31, 2023 and grew by around 6.3% (₹ 479 billion) over December 31, 2023. The Bank’s CASA ratio stood at around 38.2% as of March 31, 2024, as compared to 44.4% as of March 31, 2023 and 37.7% as of December 31, 2023.

The figures for the period ended March 31, 2024 include the operations of erstwhile HDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with those of the corresponding period of the previous year.

The above information as of March 31, 2024 is subject to an audit by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary